                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                For the quarterly period ended September 30, 2000


                               MADGE NETWORKS N.V.


                           Transpolis Schiphol Airport
                                Polaris Avenue 23
                                2132 JH Hoofddorp
                                 The Netherlands
                    (Address of principal executive offices)


       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F         X         Form 40-F

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                  Yes                 No      X

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.

                               Page 1 of 40 Pages
                        Exhibit Index Appears on Page 32.

                               MADGE NETWORKS N.V.

                                    Form 6-K

                                TABLE OF CONTENTS


                                                                                                   Page
                                                                                                   ----
         Financial Information:*
         Condensed Consolidated Balance Sheets as of September 30, 2000 (unaudited) and
         December 31, 1999                                                                           3

         Condensed Consolidated Statements of Operations for the three months ended September 30, 2000 and 1999 (unaudited) and the nine months ended
         September 30, 2000 and 1999 (unaudited)                                                     4
         Condensed Consolidated Statements of Cash Flows for the nine months ended
         September 30, 2000 and 1999 (unaudited)                                                     5

         Notes to Condensed Consolidated Financial Statements                                        6
         Forward Looking Statements                                                                 10
         Management's Discussion and Analysis of Financial Condition and Results of Operations      10

         Legal Proceedings                                                                          17
         Risk Factors                                                                               18
         Signatures                                                                                 31
         Exhibit Index                                                                              32
         Exhibit A -- Third Quarter Press Release                                                   33


         --------------------

         * The Company's fiscal year ends on December 31 of each year. For the purposes of presentation, the Company has indicated its fiscal quarters within the year as ending on a calendar month end, whereas, in fact, the Company operates on the basis of thirteen week financial quarters.

Madge Networks N.V.
Condensed Consolidated Balance Sheets
 (in thousands)

                                                                                 September 30,  December 31,
                                                                                     2000          1999
                                                                                   ---------     ---------
                                                                                  (Unaudited)
Assets
Current assets:
      Cash and cash equivalents                                                    $  36,676     $  19,471
      Restricted cash                                                                 11,374        10,500
      Accounts receivable, net of allowance for doubtful
      accounts of $3,367 and $4,152 at September 30,
      2000 and December 31, 1999, respectively                                        19,702        38,655

Inventories
      Raw materials                                                                    2,308           833
      Finished goods                                                                   6,759        15,327
                                                                                   ---------     ---------
                                                                                       9,067        16,160

Current deferred tax assets                                                               38            44
Prepayments and other current assets                                                  14,345        10,758
                                                                                   ---------     ---------
      Total current assets                                                            91,202        95,588

Property and equipment, net                                                           60,989        44,834
Goodwill, net of accumulated amortization                                             30,305        32,528
Intangible assets, net of accumulated amortization                                    13,793        19,548
                                                                                   ---------     ---------
Total assets                                                                       $ 196,289     $ 192,498
                                                                                   =========     =========

Liabilities and Shareholders' Equity
Current liabilities:
      Short-term borrowing                                                         $  22,284     $   7,107
      Accounts payable                                                                11,899        13,514
      Deferred consideration                                                           6,147         8,500
      Accrued wages and related liabilities                                            4,099         5,196
      Other accrued liabilities                                                       55,658        65,429
      Income taxes payable                                                            15,075        16,715
      Current portions of lease obligations                                            4,577         3,298
                                                                                   ---------     ---------
      Total current liabilities                                                      119,739       119,759

Long-term liabilities and lease obligations                                            8,377         3,563
                                                                                   ---------     ---------
      Total liabilities                                                              128,116       123,322

Shareholders' equity:
      Common shares                                                                   29,145        23,340
      Additional paid-in capital                                                     169,562       110,009
      Treasury stock                                                                    (404)         (404)
      Retained deficit                                                              (116,642)      (56,937)
      Accumulated other comprehensive loss                                           (13,488)       (6,832)
                                                                                   ---------     ---------
Total shareholders' equity                                                            68,173        69,176
                                                                                   ---------     ---------
Total liabilities and shareholders' equity                                         $ 196,289     $ 192,498
                                                                                   =========     =========


                             See accompanying notes

Madge Networks N.V.
Condensed Consolidated Statements of Operations (Unaudited)
(in thousands, except per share amounts)

                                                  Three Months Ended          Nine Months Ended
                                                     September 30,              September 30,
                                                  2000          1999          2000          1999
                                               ---------     ---------     ---------     ---------
Madge.web sales                                $   8,261     $   7,280     $  23,568     $  20,570
Madge.connect sales                               29,024        34,913        99,378       123,779
                                               ---------     ---------     ---------     ---------
Net sales                                         37,285        42,193       122,946       144,349
Cost of sales:                                    31,576        26,079        95,952        83,997
                                               ---------     ---------     ---------     ---------
      Gross profit                                 5,709        16,114        26,994        60,352

Operating expenses:
      Sales and marketing                         14,822        18,262        50,414        53,792
      Research and development                     4,698         8,001        16,018        26,371
      General and administrative                   6,631         5,331        18,207        15,515
      Special charges                                882         1,212           882         1,237

                                               ---------     ---------     ---------     ---------
Total operating expenses                          27,033        32,806        85,521        96,915

Loss from operations                             (21,324)      (16,692)      (58,527)      (36,563)

Net interest income (expense)                       (320)          377          (800)        2,035
                                               ---------     ---------     ---------     ---------
Loss before income taxes                         (21,644)      (16,315)      (59,327)      (34,528)

Provision for income taxes                            14           127           378           529
                                               ---------     ---------     ---------     ---------
Total net loss                                 $ (21,658)    $ (16,442)    $ (59,705)    $ (35,057)
                                               =========     =========     =========     =========

Net loss per share
Basic                                          $   (0.46)    $   (0.41)    $   (1.35)    $   (0.86)
Diluted                                        $   (0.46)    $   (0.41)    $   (1.35)    $   (0.86)

Shares used in computing net loss per share
Basic                                             46,832        40,095        44,297        40,747
Diluted                                           46,832        40,095        44,297        40,747


                             See accompanying notes

Madge Networks N.V.
Condensed Consolidated Statements of Cash Flows
(Unaudited) (in thousands)

                                                               Nine Months Ended
                                                                 September 30,
                                                             -----------------------
                                                                  2000          1999
                                                             ---------     ---------
Cash flows from operating activities:
  Net loss                                                   $ (59,705)    $ (35,057)
Adjustments to reconcile net loss to net cash provided by
operating activities:
  Depreciation                                                  11,618         8,771
  Amortization of goodwill                                       9,978           987
  Loss on disposal of fixed assets                               1,493           602
Changes in assets and liabilities:
  Accounts receivable                                           18,953         3,925
  Restricted cash                                                 (874)      (10,500)
  Net inventories                                                7,093        (4,714)
  Prepaid expenses and other current assets                     (3,581)        6,722
  Accounts payable                                              (1,615)       10,377
  Other accrued liabilities                                    (10,868)       (6,262)
  Income taxes payable                                          (1,640)        3,185
  Deferred consideration                                        (2,353)         --
                                                             ---------     ---------
Net cash used in operating activities                          (31,501)      (21,964)
                                                             ---------     ---------

Cash flows from investing activities:
  Additions to property and equipment                          (36,140)      (22,880)
  Purchase of subsidiary - Gains                                  --         (37,743)
  Purchase of Olicom                                            (2,000)      (12,300)
  Proceeds from sale of property and equipment                     305            21
                                                             ---------     ---------
Net cash used in investing activities                          (37,835)      (72,902)
                                                             ---------     ---------

Cash flows from financing activities:
  Proceeds from mortgage and lease obligations, net              6,093         3,767
  Proceeds from short-term loan, net                            15,177         9,239
  Repurchase of common shares                                     --          (3,457)
  Proceeds from issue of common shares                          65,358         2,133
                                                             ---------     ---------
  Net cash provided by financing activities                     86,628        11,682

Net increase(decrease) in cash and cash equivalents          $  17,292     $ (83,184)
                                                             =========     =========

Cash and cash equivalents at the beginning of the period     $  19,471     $ 130,494
Effect of exchange rate changes on cash                            (87)           31
                                                             ---------     ---------
Cash and cash equivalents at the beginning of the period
(at period end exchange rates)                                  19,384       130,525
Cash and cash equivalents at the end of the period              36,676        47,341
                                                             =========     =========
Net increase(decrease) in cash and cash equivalents          $  17,292     $ (83,184)
                                                             =========     =========


                             See accompanying notes

MADGE NETWORKS N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



BASIS OF PRESENTATION


         The condensed consolidated financial statements include the accounts of Madge Networks N.V., a company incorporated in The Netherlands, and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The condensed consolidated financial statements have been prepared by us without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been made. The condensed consolidated balance sheet at December 31, 1999 has been derived from the audited consolidated financial statements at that date.


         Our fiscal year ends on December 31 of each year. For the purposes of presentation, we have indicated our fiscal quarters within the year as ending on a calendar month end, whereas, in fact, we operate on the basis of thirteen week financial quarters.


         Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 1999 included in our 1999 Annual Report on Form 20-F.


Revenue recognition


         Madge.web - Our net revenues are comprised of a mix of recurring contractual, usage-based and event-based revenues. Contractual service revenue is recognized ratably over the life of the contract. Contract revenues invoiced in advance of revenues earned are recorded as deferred revenue. Usage-based and event-based revenues are recognized when services are rendered in accordance with customer usage over the contract period.


         Madge.connect - We recognize revenue from product sales upon shipment of product. Net sales from non-recurring technology licensing or engineering is recognized on customer acceptance. Software license royalty revenue is recognized upon notification by the licensee that products incorporating our software have been shipped by the licensee. Subject to certain limitations, we permit some distributors to exchange products or to return products in exchange for credits against future purchases. In addition, in the event we reduce our selling prices, we credit our distributors for the difference between the purchase price of products remaining in the distributors' inventories and our reduced price for such products, subject to certain limitations. An allowance for sales returns and price reduction adjustments, based on historical experience, is accrued concurrently with the recognition of revenue.

Inventories


         Inventories are stated at the lower of cost or market value, determined on a weighted average cost method.


Goodwill and other intangible assets


         We amortize goodwill and other intangible assets on a systematic basis over their estimated useful lives, which range from three to ten years. Goodwill has been calculated as the excess of the purchase consideration paid over fair value of the net assets acquired. The basis for other intangible assets has been calculated through cash flow analysis to determine the fair value of the specific intangible assets. The carrying amount of goodwill is reviewed on a regular basis for indicators of impairment. Indicators of impairment include an adverse change in the opportunities or business climate in which we operate. Should indicators of impairment exist, such impairment will be reviewed through the examination of discounted cash flows.


         Following a re-evaluation of the value of the Gains business in the second quarter of 2000, and the related period over which the value is to be recognized to the Madge.web business, as well as an examination of market practice, we determined the estimated useful life of the goodwill arising from the acquisition of Gains to be 10 years as opposed to the original estimate of 20 years. This resulted in an increase in the total net loss of $0.5 million, or $0.01 per share, for the three months ended September 30, 2000. The total increase in the net loss for the nine months ended September 30, 2000 was $1.4 million, or $0.03 per share as a result of this change.


Accrued warranty costs


         We provide limited warranties on our software and hardware products. Warranty periods range from 90 days for some software products to lifetime warranties for some hardware products. We have the option to either repair or replace defective products or return the price paid. We accrue for expected future warranty costs.


Foreign currency translation


         We account for foreign currency in accordance with Statement of Financial Accounting Standard ("SFAS") No. 52, "Foreign Currency Translation". Under this Statement, assets and liabilities of our non-U.S. dollar subsidiaries are translated into U.S. dollars at exchange rates in effect at the close of the period. The resulting translation adjustments are excluded from net earnings, and accumulated as a separate component of shareholders' equity. The income and expenses of these operations are translated at average monthly market exchange rates.


         Foreign currency transaction gains and losses are included in results of operations in the periods in which they occur. The total amount of currency transaction gain recognized in the three months ended September 30, 2000 was $2,204,000 and for the three months ended September 30, 1999 was $108,000. The total amount of currency transaction gain/(loss) recognized in the nine months ended September 30, 2000 was $3,485,000 and for the nine months ended September 30, 1999 was $(53,000).


Per share data


         Basic earnings per share ("EPS") is calculated using the weighted average number of common shares outstanding. Diluted EPS is calculated based on the weighted average number of common shares plus the dilutive common shares from the potential exercise of employee share options. In periods when the Company reports a net loss, diluted EPS is not reported because the effect of potential common shares is anti-dilutive.


                                                  Three months ended       Nine months ended
                                                      September 30,          September 30,
                                                  -------------------     -------------------
                                                     2000        1999        2000        1999
                                                  -------     -------     -------     -------
Net loss                                          (21,658)    (16,442)    (59,705)    (35,057)
                                                  =======     =======     =======     =======

Weighted average common shares outstanding         46,832      40,095      44,297      40,747

Total common shares and common equivalents for calculation of net loss per share:

Basic and diluted                                  46,832      40,095      44,297      40,747
                                                  =======     =======     =======     =======

Net loss per share:
Basic & diluted                                   $ (0.46)    $ (0.41)    $ (1.35)    $ (0.86)
                                                  =======     =======     =======     =======

2.       SEGMENTAL INFORMATION

         Our businesses are organized, managed and internally reported as separate services and products segments which are reportable under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The service segment of Madge (Madge.web) supplies networking services to businesses, with expertise in IP-enabled networks. The product business segment (Madge.connect and Red-M) develops, manufactures and markets networking products. Our services segment established its business in the second half of 1998, and generated its first revenue in the first quarter of 1999. During 1998, the services segment incurred immaterial costs and as a result this segment is included within the "Corporate and Other" results in the table below.

         Red-M was established in the first quarter of 2000 and started generating costs from that time. As a start-up company, Red-M has generated a high level of research and development costs.


         We are an integrated enterprise characterized by substantial inter-segmental co-operation, cost allocation and inventory transfers. Therefore, management does not represent that these segments, if operated independently, would report the operating results and other financial information shown.

BUSINESS SEGMENT INFORMATION


(In thousands)                      Three months ended          Nine months ended
(Unaudited)                           September 30,               September 30,
                                 -----------------------     -----------------------
                                    2000          1999          2000          1999
                                 ---------     ---------     ---------     ---------
NET SALES

Madge.web                        $   8,261     $   7,280     $  23,568     $  20,570
Madge.connect                       29,024        34,913        99,378       123,779

Red-M                                 --            --            --            --
Corporate and other                   --            --            --            --
                                 ---------     ---------     ---------     ---------
Total company                       37,285        42,193       122,946       144,349

OPERATING INCOME:

Madge.web                          (19,342)      (12,071)      (52,600)      (23,092)
Madge.connect                        2,323        (1,851)        2,482        (6,441)
Red-M                               (3,538)         --          (7,601)         --
Corporate and other                   (767)       (2,770)         (808)       (7,030)
                                 ---------     ---------     ---------     ---------
Total company                      (21,324)      (16,692)      (58,527)      (36,563)

Net interest income (expense)         (320)          377          (800)        2,035
                                 ---------     ---------     ---------     ---------

Loss before income taxes         $ (21,644)    $ (16,315)    $ (59,327)    $ (34,528)
                                 =========     =========     =========     =========


         The above table is based on management estimates and may include differences from U.S. generally accepted accounting principles, including estimates of costs and allocation of overheads between divisions.


3.       COMPREHENSIVE INCOME (LOSS)


         Under SFAS No. 130, "Reporting Comprehensive Income," foreign currency translation adjustments are included in other comprehensive income (loss). The following are the components of comprehensive income (loss):


(Unaudited) (in thousands)                   Three months ended         Nine months ended
                                                September 30,             September 30,
                                            ---------------------     ---------------------
                                               2000         1999         2000         1999
                                            --------     --------     --------     --------
Net loss                                     (21,658)     (16,442)     (59,705)     (35,057)

Foreign currency translation adjustments      (2,133)        (601)      (6,656)      (2,138)
                                            --------     --------     --------     --------
Other comprehensive loss                      (2,133)        (601)      (6,656)      (2,138)
                                            --------     --------     --------     --------
Total comprehensive loss                    $(23,791)    $(17,043)    $(66,361)    $(37,195)
                                            ========     ========     ========     ========

The components of accumulated other comprehensive loss are as follows:


                                                           September 30,   December
                                                              2000         31, 1999
                                                            --------       --------
                                                           (Unaudited)
Cumulative translation adjustments                          $(13,488)      $ (6,832)
                                                            --------       --------
Total accumulated other comprehensive loss                  $(13,488)      $ (6,832)
                                                            ========       ========


                           FORWARD LOOKING STATEMENTS


Our operating results have in the past and may be in the future affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Form 6-K express our "anticipation," "belief," "commitment," "expectation," "intention," "goals," "plans" or similar terms, regarding, the success and growth of Madge.web and Red-M, economies of scale being achieved by Madge.web, expected dates for the launch of our products and services, the adequacy of our financial resources and our ability to raise additional financing.


Such statements as well as other statements that are not historical fact, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties referred to in this Form 6-K and in our Annual Report on Form 20-F for the year ended December 31, 1999 under "Description of Business -- Risk Factors." Actual results, actions or events could differ materially.


           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


General


         Madge Networks N.V. ("Madge") is a global provider of advanced Internet-centric network services and products and mission-critical enterprise solutions. We operate through three subsidiary groups, Madge.web, Madge.connect and Red-M. Madge.web is a global provider of rich content applications and managed network services. Madge.connect is a global supplier of product solutions for mission critical enterprise networks. Red-M is a developer of wireless Internet server products that will provide Internet and Intranet access from a wide range of mobile devices in the workplace. We market our Madge.web services primarily directly to business customers and serve our customer base for Madge.connect products through a global network of distributors and resellers. Our Red-M sales model is currently being developed but we expect to sell through a combination of resellers and direct selling. The first products from Red-M are expected to be available by the end of this year to third parties primarily for testing. We expect to make commercial shipments in volume by the end of the first quarter of 2001.


         Until October 2000, the Red-M group was within the Madge.connect legal structure, it is now owned directly by Madge Networks N.V. and as such is a separate division of the group.

Special Charges, Gains and Merger-Related Expenses


         During September 2000 we set up two new significant provisions to cover the restructuring program that has been put in place. The first provision was for $2.0 million to cover the sale of the Video Networking Business to Yorktel Acquisition Corporation (Yorktel). The provision covered inventory of $0.7 million, fixed assets of $1.1 million and headcount costs of $0.2 million. This provision was offset by income of $1.1 million to give a net charge of $0.9 million. The second provision was for $1.0 million to cover the restructuring of the Dallas office for Madge.connect. The provision covered fixed assets of $0.7 million, facilities costs of $0.2 million and headcount costs of $0.1 million. This was to consolidate the functions carried out in Dallas into our head office at Wexham, United Kingdom.


         In the fourth quarter of 1999, Madge.connect created two separate groups, one focusing on enterprise products (Token Ring and ISDN) and the other on new Internet related access products (now called Red-M). The sales and marketing and research and development functions within Madge.connect were also re-organized along these lines and the related costs were reduced, including reductions in the headcount in Madge.connect. A special charge of $6.2 million was taken in the fourth quarter relating to this restructuring. Headcount in Madge.connect, including the headcount reduction related to this restructuring, net of the increased headcount in Red-M, has fallen by 49% since the beginning of the fourth quarter 1999.


         Offset against the charge of $6.2 million described above was a release of $15 million of reserves relating to the sale of Lannet in the third quarter of 1998. The release was a special credit to operating expenses in the fourth quarter of 1999 and was related to original estimates for reimbursement obligations that did not occur. In addition, in June 1999, as part of our regular review of the provisions originally created as a special charge on the sale of Lannet in the third quarter of 1998, we reversed $4.1 million of the special charge. The reversal related to forecast product returns and professional fees estimated at the time of sale we did not incur.


         During the third quarter of 1999, we incurred special charges of $1.2 million in connection with the acquisition of the Token Ring business of Olicom A/S. The charges consisted of integration costs, legal fees and financing charges relating to the acquisition.


         Special charges incurred in the second quarter of 1999 related to the reorganization of operating activities connected with the establishment of the Enterprise Network Products Division (now Madge.connect). The charges consisted of costs relating to facilities of $3.0 million, leasehold costs relating to buildings of $0.6 million and provisions for writing off fixed assets of $0.5 million. Facilities and leasehold costs have been and are expected to be realized through cash payments whereas fixed assets costs are expected to be non-cash transactions.


Sale of Video Networking


         In September 2000 Madge.connect sold its Video Networking business to Yorktel, a provider of scalable, multi-service network solutions for videoconferencing and distance learning applications, based in New Jersey. As part of this agreement, key staff transferred to Yorktel and Yorktel agreed to acquire inventory we own to support this business over the following twelve months. Alliance with Magnifi


         In September 2000 Madge.web entered into a strategic alliance with Magnifi, a California-based, privately-owned, developer and operator of business-to-business extranet services targeted at the marketing and brand management requirements of large international organizations. The alliance will provide businesses with premium service, rich content management solutions and project management tools to support the end-to-end marketing process - from strategic planning and creative development to program execution and assessment.Magnifi's workflow, brand and asset management extranet solutions are tailored to the marketing environment, enabling global marketing teams to collaborate online with each other, their agencies and partners around the world. As part of the strategic alliance, Madge.web will integrate Magnifi's solutions into its global, managed infrastructure, the "Overnet." These content management solutions are designed to complement Madge.web's other services for all stages of the rich content value chain (encompassing content creation, management and marketing). Under the alliance, Madge.web is also Magnifi's exclusive partner in Europe for sales and support, enabling Magnifi to expand their services to the region. In addition, Madge.web's European web hosting service and managed private connectivity to Magnifi's U.S. operations will strengthen service delivery to European users. During the fourth quarter of 2000, Madge.web also acquired $2.0 million worth of Series E preferred stock of Magnifi, giving us 623,053 or 8.1% of the fully diluted Series E stock or approximately 1.3% holding of Magnifi's total fully diluted equity as at October 31, 2000.


Alliance with Inktomi Corporation


         In August 2000, we entered into a strategic technology and marketing alliance with Inktomi Corporation, a developer of scalable Internet infrastructure software. Under the agreement Madge.web will use Inktomi's technology to enhance our Overnet, our private overlay network which by-passes the public Internet, allowing Madge.web to offer global content distribution services specifically for content-intensive industries such as financial services and media. As part of this agreement Inktomi has committed to make an equity investment in Madge.web. More details of this appear in the "Liquidity and Capital Resources" section below.


Acquisition of Olicom A/S Token Ring Business


          On August 31, 1999, we completed an agreement with Olicom A/S, under which we purchased the intellectual property and the rights to manufacture, sell and develop Olicom's Token Ring product portfolio. The transaction also included Olicom's Token Ring customer base and we hired 55 Olicom employees. (Although see above reference to Madge.connect headcount reduction). The purchase price for the acquisition was $21.5 million, which included an initial payment of $12.3 million, $8.5 million placed in escrow relating to future minimum guaranteed payments to be made over three years based on a percentage of our Token Ring revenues and $0.7 million related to the assumption of a warranty liability. In the three months ended September 30, 2000 we did not pay anything from the escrow. During November 2000, we paid $1.3 million from the escrow, which relates to the royalty payments due on our sales. We were also committed to purchase certain Olicom Token Ring inventory in the six months following the sale. The agreement, inclusive of $1.2 million of acquisition related expenses, resulted in $24.5 million of specific intangible assets, which are being amortized utilizing a reducing percentage method, which approximates the forecast reduction in Token Ring sales over a three year period. Accumulated amortization as of September 30, 2000 was $10.7 million.


Acquisition of Gains


         On February 5, 1999, we acquired all the outstanding shares of Gains International (C.I.) Limited, Gains Hong Kong Limited and Gains Japan Co. Limited, private companies incorporated in Guernsey, Channel Islands, Hong Kong and Japan, respectively (collectively, "Gains"). Gains is an international carrier supplying the financial sector. The purchase consideration was $46.0 million in cash. After taking into account the cash balances of Gains and capitalized acquisition costs, the net cash outflow was $37.7 million. The acquisition was accounted for under the purchase method, resulting in goodwill of $33.9 million, which was being amortized on a straight-line basis over 20 years. Following a re-evaluation of the value of the Gains business, and the related period over which the value is to be recognized in the Madge.web business, as well as an examination of market practice, we determined the estimated useful life of the goodwill arising from the acquisition of Gains to be 10 years as opposed to the original estimate of 20 years and the remaining asset is being amortized on a straight line basis over this period. This resulted in an increase in the total net loss of $0.5 million, or $0.01 per share, for the three months ended September 30, 2000. Accumulated amortization as of September 30, 2000 was $3.6 million.


RESULTS OF OPERATIONS


Net Sales


         Total sales were $37.3 million in the three months ended September 30, 2000, a decrease of 12%, compared to $42.2 million for the same period in 1999. For the nine months ended September 30, 2000, total sales were $122.9 million, a decrease of 15% compared to $144.3 million for the same period in 1999.


         In September 2000, Madge.connect sold its Video Networking business (Video). Net sales (excluding Video) for the three months ended September 30, 2000 were $34.3 million, a decrease of 7%, compared to $37.0 million (excluding Video), for the same period in 1999. For the nine months ended September 30, 2000, net sales (excluding Video) were $112.8 million, a decrease of 13%, compared to $129.8 million (excluding Video), for the same period in 1999.


         Net sales for Madge.connect (including Video), were $29.0 million for the three months ended September 30, 2000, a decline of 17% from $34.9 million (including Video), for the same period in 1999. Sales of these products represented approximately 78% and 83% of our total net sales (including Video), in the three months ended September 30, 2000 and 1999, respectively. Net sales for Madge.connect (including Video), were $99.4 million for the nine months ended September 30, 2000, a decrease of 20% compared to the $123.8 million (including Video), for the same period in 1999.


         Net sales (excluding Video), for Madge.connect were $26.0 million for the three months ended September 30, 2000, a decline of 12%, compared to $29.7 million (excluding Video), for the same period in 1999. Sales of these products represented approximately 76% and 80% of our total net sales in the three months ended September 30, 2000 and 1999, respectively. Net sales (excluding Video), for Madge.connect for the nine months ended September 30, 2000 were $89.3 million, a decrease of 18% compared to $109.2 million (excluding Video), for the same period in 1999. Net sales (excluding Video), for Madge.connect for the three months ended June 30, 2000 were $22.4 million. The Token Ring market continues to decline generally but sales in the three months ended September 30, 2000 levelled off from the large decline we experienced in the three months ended June 30, 2000. Despite our strategy of gaining market share, by such things as the acquisition of the Olicom A/S Token Ring business, the results for the three months ended September 30, 2000 reflect the ongoing decline of the market for Token Ring products. We expect this market decline to continue and we are taking steps to further streamline our Token Ring business accordingly, including steps to reduce fixed overheads.


         Net sales of Madge.web, which includes the trader voice connectivity service acquired with Gains, were $8.3 million, or 22% of total net sales, for the three months ended September 30, 2000, an increase of 13%, compared to $7.3 million, or 17% of total net sales for the same period in

1999. Net sales of Madge.web for the nine months ended September 30, 2000 were $23.6 million, an increase of 15% compared to $20.6 million for the same period in 1999. We anticipate sales growth from Madge.web's Internet Protocol services during 2001, following the deployment of additional sales headcount and infrastructure in Europe during the fourth quarter of 2000. The rate of growth for Madge.web's other services will be less than for our Internet Protocol services.


         There were no sales of Red-M products in the three month ended September 30, 2000. We do not anticipate recording sales revenue for Red-M until at least the first quarter of 2001.


Gross Profit


         Gross profit from operations was $5.7 million, or 15% of net sales, for the three months ended September 30, 2000, a decrease of 65%, compared to $16.1 million, or 38% of net sales, for the same period in 1999. Gross profit from operations for the nine months ended September 30, 2000 was $27.0 million, or 22% of net sales, a decrease of 55% compared to $60.4 million, or 42% of net sales for the same period in 1999.


         Gross profit (excluding Video), for the three months ended September 30, 2000 was $4.4 million, a decrease of 67%, compared to $13.3 million (excluding Video), for the same period in 1999. For the nine months ended September 30, 2000, gross profit (excluding Video), was $22.8 million, a decrease of 58%, compared to $53.8 million (excluding Video), for the same period in 1999. Our reduced gross margin is a result of a change in the proportion of sales coming from Madge.web, where we experience, and will continue to experience, lower gross margins than we do in Madge.connect.


         Gross profit (excluding Video), for Madge.connect for the three months ended September 30, 2000 was $11.6 million compared to $15.9 million (excluding Video), for the same period in 1999. For the nine months ended September 30, 2000, gross profit (excluding Video), for Madge.connect was $41.9 million compared to $56.5 million (excluding Video), for the same period in 1999.


         Gross profit (including Video), for Madge.connect was $12.9 million and $18.7 million for the three months ended September 30, 2000 and 1999 respectively. Gross profit (including Video), for the nine months ended September 30, 2000 and 1999 was $46.1 million and $63.1 million, respectively.


         Gross loss for Madge.web for the three months ended September 30, 2000 was $7.2 million compared to a gross loss of $2.6 million for the same period in 1999 due to significant continuing investment in bandwidth network operations and infrastructure in Madge.web. Madge.web continued its aggressive investment plans to develop the business and enhance its global Overnet, our private overlay network that by-passes the public Internet, including investing in its content distribution network capabilities and the addition of new points of presence in Europe. Economies of scale in relation to revenue have not yet been realized in the Madge.web business and are reflected in the negative gross profit. Gross loss for the nine months ended September 30, 2000 was $19.1 million compared to gross loss of $2.7 million for the same period in 1999.


         We believe that gross profit for Madge.connect will continue to decline primarily due to the continuing decline in the market for Token Ring products. Long-term gross margins in Madge.web are expected to remain lower than margins achieved by Madge.connect, and in the near-term to remain substantially lower until expected economies of scale can be realized for Madge.web.

         Red-M had no gross profit in the three months ended September 30, 2000. All its costs are presented as operating expenses.


Sales and Marketing


         Sales and marketing expenses were $14.8 million, or 40% of net sales, for the three months ended September 30, 2000, a decrease of 19%, compared to $18.3 million, or 43% of net sales, for the same period of 1999. Sales and marketing expenses were $50.4 million, or 41% of net sales, for the nine months ended September 30, 2000, a decrease of 6% compared to $53.8 million, or 37% of net sales, for the same period of 1999. We expect that our sales and marketing expenses will continue to be a significant percentage of net sales in the future. Madge.connect sales and marketing expenses have declined and will decline further during the balance of 2000 and in 2001 as we take steps to further streamline this business and reduce headcount. Madge.web and Red-M sales and marketing expenses will increase over the balance of 2000 and in 2001 as we further invest in our operations.


Research and Development


         Research and development expenses were $4.7 million, or 13% of net sales, for the three months ended September 30, 2000, a decrease of 41%, compared to $8.0 million, or 19% of net sales, for the same period in 1999. Research and development expenses were $16.0 million, or 13% of net sales, for the nine months ended September 30, 2000, a decrease of 39%, compared to $26.4 million, or 18% of net sales, for the same period in 1999. The majority of research and development expenses during the nine months ended September 30, 2000 were incurred by Madge.connect. However, we have reduced our research and development expenditure on Token Ring product ranges in line with the declining market for these products and increased research and development expenditure on Red-M products and, to a lesser extent on Madge.web services. Research and development in Madge.web has increased as we have invested in additional network personnel responsible for the design and integration of the Overnet and system architecture. We expect that group wide research and development expenditure will increase steadily for the rest of 2000 and during 2001. All of our research and development costs have been and are expected to be expensed as incurred.


General and Administrative


         General and administrative expenses were $6.6 million, or 18% of net sales, for the three months ended September 30, 2000, an increase of 24%, compared to $5.3 million, or 13% of net sales, for the same period in 1999. The increase was due to the amortization of the intangibles acquired from Olicom and corporate overheads offset by gains in foreign currency translations. General and administrative expenses were $18.2 million, or 15% of net sales, for the nine months ended September 30, 2000, an increase of 17%, compared to $15.5 million, or 11% of net sales, for the same period in 1999.


Earnings before interest, tax, depreciation and amortization


         Earnings before interest, tax, depreciation and amortization ("EBITDA") for Madge.connect for the three months ended September 30, 2000 was a profit of $1.7 million compared to a loss of $0.7 million for the same period in 1999. EBITDA for Madge.connect (excluding Video), was $2.1 million for the three months ended September 30, 2000, compared to a loss of $0.9 million for the same period in 1999. The initial expenses in Red-M contributed a loss of $3.5 million to the

Madge.connect EBITDA in the three months ended September 30, 2000. EBITDA for Madge.connect for the nine months ended September 30, 2000 was a profit of $4.8 million compared to a loss of $2.5 million for the same period in 1999. EBITDA for Madge.connect (excluding Video), for the nine months ended September 30, 2000 was a profit of $4.6 million compared to a profit of $2.5 million for the same period in 1999. EBITDA for Red-M for the nine months ended September 30, 2000 was a loss of $7.5 million.


         EBITDA for the three months ended September 30, 2000 for Madge.web was a loss of $15.7 million, compared to a loss of $10.3 million for the same period in 1999. EBITDA for the nine months ended September 30, 2000 for Madge.web was a loss of $43.4 million, compared to a loss of $19.9 million for the same period in 1999 and reflect the significant investment in sales and operational resources for future growth.


Income Tax


         We did not record a further provision for income taxes in the three months ended September 30, 2000. The provision for the nine months ended September 30, 2000 was $0.4 million. Although on a consolidated basis Madge was in a net loss position, certain of our entities had net income for the period.


LIQUIDITY AND CAPITAL RESOURCES


         As at September 30, 2000, we had cash and cash equivalents of $36.7 million. An additional $11.4 million of cash was restricted, of which $6.2 million was held in the Olicom escrow discussed above, and $5.2 million is held on deposit against leased assets for the Madge.web datacenter in New York City. In the quarter, we did not make any payments to Olicom from the escrow account. We paid $1.3 million from the escrow in November 2000, which relates to royalty payments due on our sales. The $6.2 million held in escrow is a minimum payment due on current and future Token Ring sales. We finance working capital in part through a $30 million two-year financing arrangement secured on accounts receivable generated by U.K. and U.S. Madge.connect entities. Availability of financing under this facility depends upon the level of receivables for these entities. The arrangement expires in September 2001 and the amount outstanding under the arrangement as at September 30, 2000, was $2.2 million.


         Net cash used in operating activities for the nine months ended September 30, 2000 was $31.5 million. The net cash outflow was attributable to the net loss for the period of $59.7 million and the net increase in working capital of $5.1 million mainly due to movements in accounts receivable, prepayments and other accrued liabilities.


         Net cash used in investing activities for the nine months ended September 30, 2000 was $37.8 million due to additions to property and equipment. Purchases of property and equipment were primarily for the build-out of the Madge.web infrastructure, including the Content Distribution Network.


         Net cash provided by financing activities for the nine months ended September 30, 2000 was $86.6 million. Cash inflow was attributable to the issue of common shares of $65.3 million, sale-lease back transactions of $6.1 million and $20.0 million received under a Loan Agreement with Volendam Investeringen N.V., a private investment company sponsored by our Chairman and Chief Executive Officer, Robert Madge (see below for further details). These cash inflows were off-set by outflows on short-term loans of $4.8 million. During January and February 2000, we raised approximately $29.9 million from the sale of common shares through a public offering of 2,663,900 common shares. We sold these shares for prices ranging from $10.50 to $13.63, our expenses were approximately $0.7 million and our net proceeds approximately $29.2 million. A further $30.0 million was raised by selling 9,411,763 shares to Volendam Investeringen N.V. at a price of $3.1875 per share during July, August and September 2000 for net proceeds of $29.7 million.


         In July 2000 Volendam Investeringen N.V. agreed to invest $30.0 million in the common shares of Madge Networks N.V. (which has occurred) and to invest $30.0 million in the equity of Madge.web N.V. The latter is exercisable during November and December 2000 at our option and we plan to call in this option in December 2000 and to issue the shares in January 2001. The Loan Agreement we entered into with Volendam Inversteringen N.V. on September 26, 2000 under which we have drawn down $20.0 million of a total $30.0 million available states that we can repay these monies by exercising our option to cause Volendam to invest in Madge.web N.V. shares in accordance with our original agreement with them. We expect to repay the loan by exercising our option and to receive the additional $10.0 million for shares in Madge.web N.V. by the time we issue the shares in Madge.web N.V. to Volendam.


         We did not generate cash from operations in either the year ended December 31, 1999 or the nine months ended September 30, 2000. We have funded our investments in Madge.web and Red-M through various sources of financing including $29.2 million in net proceeds we received from our public offering, $29.7 million in net proceeds we received from the sale to Volendam Investeringen N.V. of common shares as mentioned above and the $20 million we have borrowed from Volendam Investeringen N.V. to date. We plan to fund our future investment in Madge.web and Red-M through lease funding and other sources of financing including possible private offerings of a portion of the shares in Madge.web N.V. or Red-M. On August 10, 2000 we also signed an agreement with Inktomi Corporation whereby they committed to invest in Madge.web shares, subject to certain conditions, at the next round of financing, which is expected to be completed during the first quarter of 2001. In addition to possible private offerings of a portion of the shares of Madge.web or Red-M, we are exploring options available to meet our additional investment requirements including a public offering of shares of Madge.web, or of Madge Networks as well as bank credit or capital lease facilities. In February 2001, we expect to receive $7.0 million from Celestica, subject to us making quarterly overhead payments to them at an agreed level, as deferred consideration for the sale of our Irish manufacturing plant to Celestica in February 1998. There can be no assurance at this time that our currently projected requirements will be sufficient or that our requirements will remain the same given the fact our business is changing and we actively review business priorities, resource allocation and new business opportunities. We believe our current liquidity levels and committed financial resources are sufficient to satisfy our operating and investment needs for the first six months of 2001. Our business, results of operations and financial condition will be materially adversely affected if we are not successful in closing our proposed financings, including raising the additional capital described above, in sufficient amounts and on acceptable terms. If we raise additional funds through the issuance of equity or convertible debt securities of the parent company or any subsidiary, the percentage ownership of our shareholders will likely be reduced.


                                LEGAL PROCEEDINGS

         In August 1996, a class action lawsuit was filed in the U.S. District Court for the Northern District of California, San Jose Division, naming Madge, Madge Networks, Inc. and certain of our former and current executive officers as defendants. The complaint alleged that the defendants misrepresented or failed to disclose material facts about our operations, anticipated financial results and the anticipated success of our products, in violation of the U.S. federal securities laws. The suit was brought by two individuals, purportedly as representatives of a class of purchasers of our stock during the period from October 12, 1995 to June 13, 1996. In November 1996 and August 1997, the plaintiffs filed amended complaints, each of which the Court dismissed without prejudice. On

February 6, 1998, the plaintiffs filed another amended complaint. On April 3, 1998, we and the individual defendants moved to dismiss that complaint. A hearing on that motion was held on July 17, 1998. Before the Court ruled on that motion to dismiss, plaintiffs sought permission from the Court to file another amended complaint. The Court granted plaintiffs' request and on February 4, 2000 the plaintiffs filed a fifth amended complaint. On March 3, 2000, we moved to dismiss the most recent complaint. By Order dated May 25, 2000, the Court granted our motion. On May 31, 2000, the Court entered judgment for us and the other defendants. The plaintiffs filed a notice of appeal against this ruling. The plaintiffs filed their opening appellate brief on November 14, 2000. Although the Ninth Circuit Court of Appeals has issued a briefing schedule calling for briefing to be completed in December 2000, but that schedule may be extended in response to requests from Madge or the plaintiffs. The Court of Appeals has not yet announced a date for its hearing of the appeal. We believe the allegations in the complaints to be without merit and intend to continue to defend the trial court's dismissal of the claims vigorously.


         In addition, from time to time, Madge and our subsidiaries are involved in disputes relating to claims arising out of its operations in the normal course of business. Among other things, such claims may relate to allegations of patent infringement, employment-related claims, product warranty claims and service claims. If the judgment in the class action litigation described above were to be successfully appealed by the plaintiffs, our results of operations and financial position could be adversely affected. In spite of this claim, as of the date of this report, we are not a party to any legal proceedings the adverse outcome of which, in management's opinion, individually or in the aggregate, would have a material adverse effect on our financial position.


RISK FACTORS


         From time to time, in connection with the United States Private Securities Litigation Reform Act 1995, reference may be made to risks addressed in our public filings with the Securities and Exchange Commission. All the following factors should be considered carefully before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that event, the trading price of our securities could decline, and you may lose part or all of your investment.


            RISKS RELATED TO OUR FINANCIAL CONDITION AND OUR BUSINESS


We need significant additional capital and if we cannot obtain this funding on commercially reasonable terms, our business will suffer.


         We did not generate cash from operations in either the year ended December 31, 1999 or the nine months ended September 30, 2000. We have funded our investments in Madge.web and Red-M through various sources of financing including $29.2 million in net proceeds we received from our public offering, $29.7 million in net proceeds we received from the sale to Volendam Investeringen N.V. of common shares as mentioned above and the $20 million we have borrowed from Volendam Investeringen N.V. to date. We plan to fund our future investment in Madge.web and Red-M through lease funding and other sources of financing including possible private offerings of a portion of the shares in Madge.web N.V. or Red-M. On August 10, 2000 we also signed an agreement with Inktomi Corporation whereby they committed to invest in Madge.web shares, subject to certain conditions, at the next round of financing, which is expected to be completed during the first quarter of 2001. In addition to possible private offerings of a portion of the shares of Madge.web or Red-M, we are exploring options available to meet our additional investment requirements including a public offering of shares of Madge.web, or of Madge Networks as well as bank credit or capital lease facilities. In February 2001, we expect to receive $7.0 million from Celestica, subject to us making quarterly overhead payments to them at an agreed level, as deferred consideration for the sale of our Irish manufacturing plant to Celestica in February 1998. There can be no assurance at this time that our currently projected requirements will be sufficient or that our requirements will remain the same given the fact our business is changing and we actively review business priorities, resource allocation and new business opportunities. We believe our current liquidity levels and committed financial resources are sufficient to satisfy our operating and investment needs for the first six months of 2001. Our business, results of operations and financial condition will be materially adversely affected if we are not successful in closing our proposed financings, including raising the additional capital described above, in sufficient amounts and on acceptable terms. If we raise additional funds through the issuance of equity or convertible debt securities of the parent company or any subsidiary, the percentage ownership of our shareholders will likely be reduced.


If our Madge.web services are not effective or of high quality or if our market does not grow as we expect, our Madge.web revenues will not increase and our business and financial results will suffer.


         We believe that establishing and maintaining high quality service is critical for attracting and expanding our targeted Madge.web customer base. If our Madge.web services are not effective or of high quality, our revenues will suffer.


         Although we have, through the acquisition of Gains, gained a customer base and services geared toward the financial services industry, our business plan contemplates rapid expansion into new markets with newly developed services. Both the markets and our Madge.web services are new and unproven. If our customer base does not expand or if our services are not accepted in the marketplace, our business and prospects will be harmed. The market for our new Madge.web services depends on several uncertain events and factors, including:

         -        the effectiveness of our marketing strategy and efforts;

         - our ability to demonstrate the value and quality of our Madge.web services;

         -        the extent of our network and data center coverage;

         -        our ability to provide timely, effective customer support;

         - our distribution and pricing strategies as compared to those of our competitors;

         -        our industry reputation; and

         - general economic conditions such as downturns in the rich content and Internet service markets.


         If the market for our Madge.web services fails to develop, or develops more slowly than expected, our business will be adversely affected.


European use of the Internet and Internet applications that require high-speed Internet access may not increase as we expect.


         Our Madge.web business plan assumes that use of the Internet and Internet applications will increase substantially in Europe over the next few years, in a manner similar to the increased use in the United States in the past few years. We may not grow as planned or achieve profitability if those assumptions do not materialize.

Our Madge.web data centers, points of presence and the networks we rely on are sensitive to harm from human actions and natural disasters. Any resulting disruption could significantly damage our business and reputation.


         Madge.web's reputation for providing reliable service largely depends on the performance and security of our Overnet, our private overlay network which by-passes the public Internet, and includes our data centers, points of presence and equipment, and of the network infrastructure of our bandwidth providers. In addition, our customers may store confidential information on our servers. However, our data centers, points of presence and equipment, the networks we use, and our customers' information are subject to damage and unauthorized access from human error, breaches of security, natural disasters, power loss, capacity limitations, software defects, telecommunications failures, intentional acts of vandalism, including computer viruses, and other events and factors that can cause interruptions in service or reduced capacity for our customers, and could potentially jeopardize the security of our customers' confidential information. Despite precautions we have taken and may take in the future, the occurrence of a security breach, a natural disaster, interruption in service or other unanticipated problems could seriously damage our business and reputation and cause us to lose customers. Additionally, the time and expense required to eliminate computer viruses and alleviate other security problems could be significant and could impair our service quality.


         We also typically provide our Madge.web customers with service level agreements. If we do not meet the required service levels, we may have to provide credits to our customers and could lose repeat business from them, which could significantly reduce our revenues. In addition, although these agreements disclaim our liability for any lost profits or other consequential damages, a customer could still bring a lawsuit against us claiming such damages as the result of a problem that the customer may ascribe to us. There can be no assurance a court would enforce any limitations on our liability, and the outcome of any lawsuit would depend on the specific facts of the case and legal and policy considerations beyond our control. If we do not prevail in any such claim, we could be liable for substantial damage awards. Such damage awards might not be covered by our insurance policy or exceed our liability insurance by significant amounts, both of which would seriously harm our business.


We may be unable to achieve our Madge.web operating and financial objectives due to significant competition in our sector of Internet applications and infrastructure services and this may harm our business.


         The market for Internet applications and infrastructure services is highly competitive with few substantial barriers to entry. Many competitors of Madge.web, particularly the large telecommunications companies, such as ATT, Cable & Wireless, BT and MCI WorldCom, have substantially greater financial, technical and marketing resources, larger customer bases, more points of presence, longer operating histories, greater name recognition and more established relationships in the industry than we possess.


         In addition, the current and potential competitors of Madge.web include web hosting service providers, Internet service providers, telecommunications and large information technology outsourcing firms. Madge.web competitors may operate in one or more of these areas and include companies such as Loudeye Technologies, Akamai, Digex, Digital Island, DoubleClick, Equant, iBEAM, Intel, IBM, Navisite, PSINet and Servecast. In the specific area of trader voice connectivity services, the primary competitor of Madge.web is IXnet (now part of Global Crossing).

         Competitors of Madge.web may be able to expand their network infrastructures and service offerings more quickly than we can. They may also have a lower cost base, may bundle other services that could allow them to reduce the relative prices of their services below levels that we could compete with, may price their services based on the success of the event or offering that the service is provided to support rather than charging a flat fee, which could make their service more attractive for potential customers, or may generally adopt more aggressive pricing policies. In addition, some competitors have entered and will likely continue to enter into joint ventures or alliances to provide additional services that may be competitive with those Madge.web provide. We also believe the markets in which Madge.web competes are likely to experience consolidation in the near future, which could result in increased price and other competition that would make it more difficult for us to compete.

We cannot predict the outcome of our Madge.web development efforts with RealNetworks, Engage Technologies, Inktomi and Magnifi and if we fail to maintain these strategic alliances or build new alliances, our ability to generate revenues would suffer.

         Madge.web currently has strategic alliances with RealNetworks, Engage Technologies, Inktomi and Magnifi. We depend on these relationships to:

     -   increase usage of our Madge.web services;

     -   generate revenues from shared service offerings; and

     -   expand our customer base.

         In order to benefit from these strategic alliances, we have invested, and expect to continue to invest, significant resources to upgrade our network and increase Madge.web's service offerings. Because these alliances are in their early stages, we cannot assure you that the ventures will be successful or that we will see a return on our investment. If RealNetworks, Engage Technologies, Inktomi or Magnifi terminate their agreements with us, we will cease to receive revenues from these alliances.

         In addition, part of our strategy is, and our success depends in part on, our ability to continue to develop and maintain strategic alliances with leading Internet companies and rich content providers that wish to enter the European market or, alternatively, will give us access to new markets. If we are not able to develop these alliances, sales of our services and our ability to maintain or increase our Madge.web customer base may be substantially diminished.

The market for Internet advertising is uncertain and we may fail to generate the advertising revenues that we expect.

         Through agreements with Engage Technologies, Madge.web expects to continue to derive revenues from advertising. The demand and continued market acceptance for Internet advertising is uncertain, however, and our advertising revenues may not materialize. Additionally, there are currently no broadly accepted standards for the measurement of the effectiveness of Internet advertising, and the industry may need to develop standard measurements to support and promote Internet advertising as a significant advertising medium. If these standards do not develop, existing advertisers may not continue their levels of Internet advertising and advertisers that have traditionally relied upon other advertising media may be reluctant to advertise on the Internet, which will effect our ability to generate advertising revenue.

We rely on a limited number of third parties for key components of our Overnet, the loss of which could harm our operations.

         We are dependent on a limited number of third party providers, such as Nortel, Cisco, Hewlett Packard and Newbridge, to supply key components of Madge.web's Overnet, including networking and other equipment and facilities for operating data centers. We also lease all our bandwidth capacity. While we have entered into agreements for networking equipment, for operating data centers and for leasing bandwidth capacity and facilities, these are short term agreements or, in some cases, provided on purchase order only. Any failure to obtain networking and other equipment, facilities and bandwidth capacity in the amounts or, in the case of facilities for operating data centers, in the locations, we require could impede our growth and cause our financial results to suffer.

We rely on a limited number of third parties to supply Madge.web with software and technology, the loss of which could force us to use inferior substitute technology or to cease offering our Madge.web services.

         We license, and expect to continue to license or otherwise obtain access to, the intellectual property of third parties. In addition, we use, and will use in the future, third party software that may not continue to be available to us on commercially reasonable terms or at all. Our loss of, or inability to maintain or obtain, any required intellectual property could require us to use substitute technology, which could be more expensive or of lower quality or performance, or could force us to cease offering some or all of our Madge.web services. Moreover, our license agreements are non-exclusive. Our competitors may have access to the same technology that we license, which would allow them to offer similar services in direct competition to us.

Regulatory uncertainties could restrict our ability to generate Madge.web revenues.

         We face regulatory and market access barriers for our Madge.web services in various countries resulting from restrictive laws, policies and licensing requirements, in particular with respect to our trader voice connectivity services. Even though all the major markets for our Madge.web services are now open to competition and the regulatory regimes have been streamlined significantly, in some countries, voice services still remain heavily regulated and licenses are still required. It is unclear whether our other Madge.web services will require a license in the countries in which we currently operate or intend to operate. Some restrictive telecommunications laws and practices give rise to, and may in future give rise to, residual constraints, risks and uncertainties that could affect our ability to fully develop and market our Madge.web services.

          In countries where some or all telecommunications services are subject to a monopoly or provided by a few suppliers only, we may be required to enter into an arrangement with the incumbent public telecommunications organization before providing our Madge.web services. Compliance issues may exist for certain services in a number of countries. There can be no assurance that we will be able to either enter into or maintain the requisite commercial agreements in the countries in which we currently or in the future intend to offer our Madge.web services or will be able to comply with local regulatory requirements at a reasonable cost or at all.

Privacy and security concerns, particularly related to the use of our software on the Internet, may limit the effectiveness of and reduce the demand for our Madge.web services.

         The effectiveness of our Madge.web services relies in part on the use of end user registrations, purchase transactions and surveys which are provided to us through our agreement with Engage Technologies. Our collection and use of this data for end-user profiling of customers may raise privacy and security concerns and we may in the near future be regulated by online privacy legislation. Our Madge.web customers generally have implemented security measures to protect their end-user data from disclosure or interception by third parties. However, the security measures may not be effective against all potential security threats. If a well publicized breach of data security were to occur, our Madge.web services may be perceived as less desirable, adversely affecting our future revenues and profitability.

         In addition, due to privacy concerns, some Internet commentators, consumer advocates, and governmental or legislative bodies have suggested legislation to limit the use of end user profiling data. In addition, Internet users can, if they choose, configure their browsers to limit the collection of data for end user profiling. If many Internet users choose to limit the use of end user profiling technologies, or if major countries or regions adopt legislation or other restrictions on the use of end user profiling data, our Madge.web services would be less useful to our customers, and our sales and profits could decrease.

We continue to be dependent upon revenue generated by our Token ring business.

         Our revenue has largely been derived from the sale and licensing of Token Ring products and technology. We derived approximately 72%, 74% and 71% of our net sales from our Token Ring products for the years ended December 31, 1998 and 1999 and the nine months ended September 30, 2000, respectively. Thus, we depend upon the continued market acceptance of Token Ring and related technologies. Our total sales of Token Ring adapter cards have declined over for the last three years, with a dramatic decline between the three months ended March 31, 2000 and the three months ending June 30, 2000. Although this quarter's sales have been slightly higher than those in the second quarter, we expect Token Ring sales to continue to decline. As the Token Ring market declines further, our net sales and profitability will further decrease unless we are successful in our strategy of generating revenue from Madge.web and Red-M in order to counteract the declining Token Ring market. In April 2000, we outsourced our technical support function to Vital Networks LLC ("Vital") and although Vital agreed to provide our Madge.connect customers with certain measurable levels of support, this relationship, and Vital's ability to deliver the kind of service Madge.connect had previously been providing directly to its customers, is untested. Our Madge.connect customers will ultimately all be required to pay for technical support services that we had provided ourselves free of charge. This may reduce customer satisfaction and could have an adverse impact on our future revenues.

We are dependent upon a limited number of product suppliers and subcontractors.

         The chipsets and components used in certain of our products are currently available only from a single source or limited sources. For example, chipsets used in certain of our Token Ring adapter card products are currently available only from Texas Instruments or NEC Corporation. The nature of the high technology components business is such that the vendors supplying such chips and components are few and it takes time and effort to identify and qualify alternative sources for such components. While our operating results have not, to date, been materially adversely affected by any shortages, we have experienced delays in the receipt of certain of our key components. The inability to obtain sufficient key components as required, or to develop alternative sources as we anticipate could be required in the future, could result in increased costs and delays or reductions in product shipments which, in turn, could have a material adverse effect on our results of operations.

         Our continued reliance upon third-party manufacturers and suppliers involves several potential risks, including the absence of adequate capacity, the unavailability of or interruptions in access to certain process technologies and reduced control over delivery schedules, manufacturing yields and costs. In the event that a significant subcontract manufacturer or supplier were to become unable or unwilling to continue to manufacture our key products in required volumes, we would be required to identify and qualify acceptable additional sources for our products or to manufacture the products ourselves. The identification and qualification process could lead to delays and additional costs and no assurances can be given that additional sources will become available to us on a timely basis or that we could manufacture such products ourselves on a timely or cost-effective basis. In addition, if any other significant source partner were to establish a strategic working relationship with one or more of our competitors or were to enter into direct competition with us, our business could be materially adversely affected.

We are currently establishing relationships with suppliers and subcontractors to produce our new range of Red-M products.

         We are currently establishing relationships with suppliers and subcontractors to produce our new range of Red-M products. We may be unable to secure agreements with such parties to guarantee Red-M the level and flexibility of supply that we require for this business to meet our projected returns. If we experience quality problems that require reworks and even re-design of our products, we could incur significant additional expenses and could lose valuable months in getting our products to market. Such problems would have an adverse effect on our business and our ability to secure financing for Red-M.

If we do not develop revenue-generating products from our Red-M research and development group, our business will be harmed.

         If our Red-M research and development expenditures do not result in revenue-generating products or services, our results of operations could be adversely affected. We have focused a significant portion of our resources on the development of products and services for the developing, and largely unproven mobile-Internet marketplace that Red-M is aimed at. We will face risks to our business if the markets and industry standards for these new Red-M products and services do not develop as expected. We will also need to invest in educating our Red-M sales force and other personnel on changing technology, evolving industry standards and new product and service offerings, some of which we anticipate will be sold to markets in which we have little or no experience. For example, it is envisaged that Red-M products will be sold to the consumer market, a market we have little experience of and which has a set of regulatory requirements that we have never had to address before. There can be no assurance that we will be able to respond effectively to technological changes, or new industry standards or will be successful in our current or future product and/or service development efforts. From time to time we may announce plans to develop new products, new product features and services. Although we have announced and may in the future announce expected shipment dates for certain products and features, or dates for launching new services, schedules for high technology products and services are difficult to predict, and there can be no assurance that we will achieve our expected shipment dates or launch dates for new services. Our business could be adversely affected if we were to incur significant delays, if any of our development projects were to be unsuccessful or were not to gain market acceptance. Our Madge.connect and Red-M products may also be subject to safety and Federal Communications Commission standards in the United States and other regulatory approvals. Failure to meet these standards or to obtain those approvals/licenses could have an adverse impact on our business. Another key element to our success will be our ability to ensure continued compatibility and operability of our Red-M and Madge.connect products with products from other leading networking vendors, as well as with various personal computer architectures and network operating systems. To this end we test our Red-M and Madge.connect products for operability with the products of other leading vendors and also performance benchmark testing. There can be no guarantee we will be able to maintain this compatibility.

Loss or modification of Madge.connect relationships with third-party distributors and resellers would harm our operations and sales.

         Substantially all of our Madge.connect product sales are fulfilled and distributed world wide through a network of distributors, value-added resellers and original equipment manufacturers. Our Madge.connect indirect distribution channels vary by division and from country to country. In the United States, the distribution channels include major national distributors, such as Ingram Micro, Inc. and Tech Data Corporation, Inc. In Europe, Asia and other markets, we sell our Madge.connect products predominantly through distributors and resellers, but also in certain circumstances, directly to end-users. In Europe we have recently undertaken a restructuring of our channel relationships and substantially reduced the number of channel partners and third party commission agents we deal with directly in order to streamline our business to reflect the declining Token Ring market. Any contracts we have with our channel partners and third party commission agents are typically not long-term. We also depend on distributors of the former Olicom product line, many of which do not have an established relationship with us. The loss of a distributor or reseller or a sales commission agent in a particular region could impair our operations in that region. Any resulting declines in sales could decrease revenue. Until alternative distribution channels could be established, if at all, our business would suffer. The loss of a significant number of key sales personnel including sales commission agents would also affect our ability to manage our distributors and resellers and continue to secure revenue from them, particularly during this period when we are trying to reduce the number of channel partners we deal through. Red-M is in the process of setting up a network of third-party distributors and resellers and is looking at new ways to incentivise these partners, which will be key to its success. The different type of products Red-M will be marketing, in some cases to a different type of purchaser, will probably require a different type of reseller than we have previously retained. Finding and building a relationship with such resellers may prove difficult and if this were the case, our business would fail to develop as projected.

If we fail to establish or maintain relationships with parties that agree to resell our Madge.connect and Red-M products on an original equipment manufacturer basis, our revenue will decrease.

         We anticipate that a portion of our future Madge.connect and Red-M revenue will be derived from sales to customers that integrate our existing and new products into their own or resell our products under their own brand names. Therefore, our revenue will be increasingly dependent upon the ability and willingness of these original equipment manufacturers to promote products that incorporate our products and technology. Their ability and willingness to do so is based upon a number of factors, including:

- our timely development of new products with increased reliability, functionality, speed and performance at acceptable prices to end users;

- the compatibility of our technology with emerging and changing industry standards;

-    general industry competition; and

-    overall economic conditions.

         Many of these factors are beyond our control. Additionally, these customers may have profitability or other incentives to promote internal solutions or competing products in lieu of products incorporating our technology. Sales by these customers also could compete with our products, possibly impacting our Madge.connect and Red-M sales, reducing our margins and adversely affecting the marketability of our products. Our inability to promote sales through these manufacturers could decrease our revenue.

         We may also enter into agreements to obtain products from another manufacturer or manufacturers for resale on a Madge or Red-M-labelled or OEM basis. We are dependent in any such arrangement upon the manufacturer of products to provide us with timely shipments of quality products on a cost-effective basis, and may also depend upon our OEM supplier for technology, intellectual property indemnification, support and other assistance. There is no guarantee that an OEM supplier can or will continue to provide such things on a cost-effective basis.

Returns or warranty costs from our Madge.connect business in excess of our budgeted amounts could harm our results of operations.

         The terms of our Madge.connect reseller and distributor relationships subject us to certain risks. we grant some resellers and distributors limited rights to exchange unsold products for new purchases. Although we allow for projected returns and to date have been fairly accurate with these predictions, these allowances may not be sufficient in the future to offset Madge.connect product returns in the future. In addition, we provide price protection to certain distributors. a significant decrease in the price of our Madge.connect products, which exceed the amounts that we have reserved, could have an adverse effect on our operating results. Moreover, the warranty reserves may not cover actual costs. if any one of these allowances is inadequate, our profitability could decrease. We may soon need to create a reserve for the warranty returns for Red-M products and these will have similar inherent risks as our existing reserves for Madge.connect but, at least initially, it will be more difficult to calculate as this is a new product and market sector for us.

We have had difficulty managing our changing operations and acquisitions, which has harmed and may continue to harm our business.

         We reorganized our operational and internal reporting structure in 1999 into two separate products and services subsidiary groups, Madge.web and Madge.connect, which became separate legal entities at the end of 1999. We also launched a third division, Red-M in May 2000 which became a third separate legal entity grouping in October 2000. Madge.web is a global provider of rich content applications and managed networks services. Madge.connect is a global supplier of product solutions, for mission critical enterprise networks. Red-M is a developer of wireless Internet server products that provide Internet and Intranet access from a wide range of mobile devices in the workplace. Our ability to operate within this corporate structure, which includes our acquisition of Gains within the Madge.web group, is untested, and our Madge.web and Red-M businesses are largely unproven. Because the Token Ring industry serviced by Madge.connect continues to decline, if we are unsuccessful in developing the Madge.web and Red-M businesses, our business and results of operations will suffer significantly.

         The ongoing restructuring within the Madge.connect group to create a more simplified business model is anticipated to be completed by end of the first quarter 2001 and will mean Madge.connect will have a significantly reduced headcount from the fourth quarter of 1999. As a result, a number of sales offices world-wide have been or will be closed or substantially downsized as we plan to move to a model of using independent sales agents in most countries either in addition to, or more often, instead of our own employees. The challenge of managing expenses to changing sources of revenue may lead us to adjust further our business priorities and resource allocation.

         As a result of our reorganization, the ongoing restructuring and downsizing and certain acquisitions that we made over the last five years that we were not completely successful in integrating into our operations, our management personnel have had increased responsibilities, which has strained and continues to strain operational, management, financial and other resources and weaken our ability to retain employees. In addition, there can be no assurance that we will successfully integrate any future acquisitions into our operations.

If we lose the services of our management and other key employees and are unable to recruit high caliber new employees, our results of operations will be harmed and our growth inhibited.

         Our success depends significantly on the contributions of Robert H. Madge, our principal founder and chief executive officer. The loss of Mr. Madge's services could harm our results of operations and competitive position. We also depend upon a limited number of members of senior management and other key employees. Loss of the services of key personnel in previous restructurings compromised the efficiency of our operations and there is no assurance that our current or future restructurings would not have the same effect. In addition, our acquisitions and subsequent restructurings strained and may continue to strain operational, financial and other resources and may weaken our ability to attract and retain employees. Due to the level of technical and management expertise necessary to our industry, we must recruit and retain highly qualified and well-trained personnel for our Madge.web and Red-M divisions in particular. Competition for these employees is intense. If we cannot attract and retain qualified personnel, our business and prospects will suffer.

Our products or services may contain defects that may cause us to incur significant costs, divert our attention from product development, expansion of our Madge.web and Red-M businesses and/or result in the loss of customers.

         Information Technology products frequently contain undetected software and hardware defects when first introduced or as new versions are released. Our Madge.connect products and planned new Red-M products are complex and defects may occasionally be found. In addition, our products are often embedded in or deployed in conjunction with our customers' products, which incorporate a variety of components produced by third parties. We may on occasion sell products which are manufactured by others and for which we lack resources and familiarity to trouble-shoot effectively. As a result, when problems occur, it may be difficult to identify the source of the problem. Our Madge.web services rely upon an often complex series of network, connections and transmissions, some of which are, or will be brand new and as yet untested. If problems are found, in either our Madge.connect or Red-M products or Madge.web services, we may divert resources to address the problem and may incur significant damages or warranty and repair costs. We may divert the attention of our engineering personnel from product and/or services development and we could face significant market acceptance or customer relation problems or the loss of customers. These problems may then adversely impact our business.

Our revenue, expenses, liquidity and operating results are subject to significant fluctuation, which could contribute to disparate quarterly results, resulting in fluctuation in the price of our common shares.

         We have experienced quarterly fluctuations in operating results and anticipate that these fluctuations will continue. Various factors contribute to this uncertainty, including:

-    the timing of operating expenditures;

-    the size and timing of customer orders;

- the mix of products sold by Madge.connect and also the mix of those that Red-M will sell;

-    the mix among Madge.web services, Madge.connect and Red-M products sold;

- the mix of distribution channels through which our products and services are sold;

- economic conditions specific to the personal computer, computer networking and wireless industries;

-    the pattern of end-user purchasing cycles;

-    the introduction of new products and services by us and our competitors;
     and

- general economic conditions or the price we can charge for our products and services.

         Madge.web enters into customer contracts, typically for one year or more, that provide for either monthly or quarterly payments, and as such Madge.web revenue is also subject to fluctuations as customer contracts end, tariff rates change and new contracts are signed. Madge.connect ships products to order and generally operates with little backlog, although we sometimes receive end-of-quarter orders that are not shipped until the following quarter. We are unsure how the pattern of orders for Red-M products will develop. A significant portion of our operating expenses are fixed expenditures, based primarily on sales forecasts determined months or years in advance. If net sales do not meet our expectations in any period, our operating results will be adversely affected. Moreover, restructuring expenses have strained and may continue to strain our cash resources. In the year ended December 31, 1999 and the nine months ended September 30, 2000, we did not generate cash from operations. If actual expenditures exceed estimates or if the timing of the restructuring charges changes, we will need to expense additional amounts in future quarters. Any one or a combination of these factors and our failure to adequately anticipate their effect, could contribute to wide period-to-period fluctuations and could materially and adversely affect our business.

We may not have adequately protected our intellectual property.

         Our ability to compete successfully depends, in part, on our ability to protect the proprietary technology contained in our products, services and Overnet. We currently rely on a combination of patent, trademark, copyright and trade secret laws and contractual provisions to establish and protect proprietary rights in our Madge.connect and Red-M products and Madge.web services. We generally enter into confidentiality and/or license agreements with our employees, distributors, customers, suppliers and fellow developers that limit access to and distribution of our proprietary information. Olicom has warranted that the intellectual property we acquired from it does not infringe third party rights. We also rely upon a number of third party licenses that Olicom had in order to continue to produce their products. All material licenses have been assigned; however we have reached only oral agreements regarding a number of licenses of lesser importance. In addition, the products Red-M is developing may well be jointly developed with our competitors in this developing market. Our ability to protect our intellectual property and get rights from others to use their intellectual property will be key to our success in this market.

         We have received letters alleging or implying that our Madge.connect products infringe certain patents of third parties, including a letter from each of Lucent Technologies, Nortel and Hitachi and may receive similar claims in the future. In 1999 we entered into a three year license with IBM whereby we licensed from them a number of their patents and they licensed from us a number of our Madge.connect patents. There can be no assurance that we will obtain a future license from IBM when this license expires or from any other third party, if required in the future, on commercially acceptable terms. We can similarly give no assurances that third parties will not assert infringement claims against us in the future with respect to current or future Madge.connect or Red-M products or Madge.web services. Any such assertion could require expending significant sums in litigation, could require the payment of damages, and could require the use of other, more expensive and/or less suitable technology, the development of non-infringing technology or the acquisition of licenses to the technology that is the subject of asserted infringement.

We depend upon our international operations, which subject us to currency exchange rate fluctuations.

         We are a global company, with our headquarters and most of our operations based outside the United States. We derived approximately $252.6 million, $199.7 million and $145.0 million, or 66%, 66% and 74%, of our total net sales from operations outside of the Americas in the years ended December 31, 1997, 1998 and 1999, respectively. We expect that international sales will continue to represent a majority of our net revenues. A significant portion of our transactions are in currencies other than the U.S. dollar, principally the British pound. As a result, we are subject to currency exchange rate fluctuations and the associated difficulty of administering business globally. Fluctuations in the value of foreign currencies cause revenue or other numbers tied to the U.S. dollar to change in comparison with similar numbers in previous periods. Due to the number of currencies involved, the constantly changing currency exposures, and the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. These exchange rate fluctuations could distort the results of our operations.

                     RISKS RELATED TO OUR CAPITAL STRUCTURE

Our common share price has been, and is likely to continue to be, volatile and could drop unexpectedly.

         The trading price of our common shares has been volatile and may continue to be volatile in response to the following factors:

-    quarterly variations in our operating results;

- announcements of technical innovations, new products or services by us or our competitors;

- investor perception of us, the markets we operate in or the Internet in general;

-    changes in financial estimates by securities analysts; and

-    general economic and market conditions.

         The stocks of many technology companies have experienced significant fluctuations in trading price and volume. Often these fluctuations have been unrelated to operating performance. Declines in the market price of our common shares could also materially adversely affect employee morale and retention, our access to capital and other aspects of our business.

If our share price remains volatile, we may become subject to securities litigation, which is expensive and could divert our resources.

         In the past, following periods of market volatility in the price of a company's securities, security holders have instituted class action litigation. Many Internet-related companies have been subject to this type of litigation. If the market value of our common shares experiences adverse fluctuations, and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management's attention could be diverted, causing our business to suffer.

Our founder continues to exercise control over us and could have interests that differ from shareholders' interests.

         Various trusts established by Robert Madge, our principal founder and chief executive officer, indirectly owned approximately 53% of the outstanding common shares as of September 30, 2000. Therefore, the various trustees, as a group, have the power to control or influence matters submitted for shareholder approval, including the election of directors. Certain transactions, which also require shareholder approval, will be more difficult to consummate without the support of the trusts. Such transactions include proxy contests, acquisitions, tender offers, open market purchase programs or other purchases of common shares that could give our shareholders the opportunity to realize a premium over the then-prevailing market price for their shares. In addition, Mr. Madge personally holds options to purchase common shares, of which options with respect to 1.17% of our outstanding common shares have vested or will vest within 60 days from September 30, 2000.

Our charter documents and the laws of The Netherlands could make it more difficult for a third party to acquire us.

         The shareholders have authorized our Management Board to issue preferential shares and common shares for a fixed period of time without further shareholder approval. The issuance of such preferred shares and common shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting shares of Madge Networks N.V.

It may be difficult to enforce a U.S. judgement against us and our executive officers and directors or to serve process on a substantial majority of our executive officers and directors.

         Because substantially all of our assets and the assets of our executive officers and directors are located outside the United States, a judgment obtained in the United States against us or any of these individuals may not be collectible within the United States. Furthermore, service of process upon these individuals, most of whom reside outside the United States, may be difficult to obtain. In addition, judgments of U. S. courts, including judgments against us or our executive officers and directors based upon allegations of violations of
U. S. federal or state securities laws, may not be enforceable in The Netherlands or elsewhere outside the United States.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Madge Networks N.V.


                                            By:  /s/ Robert H. Madge
                                                 -------------------
                                                 Robert H. Madge
                                                 Managing Director




         Date: December 21, 2000

                                  EXHIBIT INDEX


                                                                 Page
          Exhibit A         Third Quarter Press Release           33